State of Rhode Island and Providence Plantations
Office of the General Treasurer
State House – Room 102
Providence, Rhode Island 02903

Seth Magaziner
   General Treasurer

April 30, 2018
Dear Fellow Navient Shareowner:

I urge you to vote FOR Shareholder Proposal 4 requesting a Report on the governance measures Navient has implemented to more effectively monitor and manage financial and reputational risks related to the student loan crisis in the United States at Navient Corporation’s annual meeting on Thursday May 24, 2018.

As a fiduciary of the Employees’ Retirement System of Rhode Island Pooled Trust, and as a Navient Corporation shareholder, I have been and remain deeply concerned about the Company’s response to the student loan crisis.

With this shareholder proposal, I am seeking greater disclosure of what actions Navient has taken to manage the risks related to the student loan crisis, and whether it has assigned responsibility for such monitoring to the Board or one or more Board committees or has revised senior executive compensation metrics or policies.

At a time when approximately $137 billion in government-held or government-backed student loans is severely delinquent or in default, with Navient servicing and managing more than $300 billion in federal and private student loans for approximately 12 million borrowers; as a long-term shareowner it is deeply troubling that more than one million borrowers with Direct Loans at Navient have defaulted on their student loans.

The role of student loan servicers like Navient in the student loan crisis has itself become a significant social policy issue, which illustrates the fact that the student loan crisis is significantly related to the Company’s business.

The information we are requesting will help shareholders assess whether Navient is adequately meeting the challenges faced by growing student loan delinquency trends. In our opinion, the Company’s lack of transparency presents a risk for investors.

Regulatory interest in the role of servicers in the student loan crisis has been substantial in recent years and has led to enforcement actions by federal agencies as well as state attorneys general. In April 2017, the Consumer Financial Protection Bureau reported a trend of triple digit increases in complaints related to student loan servicing as compared to similar periods, with complaints increasing in nearly every state.1  Liz Hill, who serves as press secretary for the U.S. Education Department has been quoted as describing the current student loan system as “a mess”, adding that “income driven repayment plans are confusing”.2

Navient is currently facing lawsuits from the Consumer Finance Protection Bureau, Washington State, Illinois and Pennsylvania, alleging that it harmed student loan borrowers. The Company is also facing a class action lawsuit from investors alleging that it made false and/or misleading statements and engaged in deceptive practices to facilitate the origination of subprime student loans.

1 https://www.consumerfinance.gov/about-us/newsroom/cfpb-monthly-snapshot-spotlights-student-loan-complaints/.
2 https://www.reuters.com/investigates/special-report/usa-studentloans/.
www.treasury.ri.gov
(401) 222-2397 / Fax (401) 222-6140

In Navient’s 2018 Proxy Statement, in response to my proposal, the company states that “financial risks related to student loans, such as those attendant to borrower default, fall most heavily on the federal government, and not on our business”.

As the student loan crisis grows, the millions of distressed and defaulting borrowers create spillover effects on the U.S. economy. Widespread defaults on federally guaranteed or reinsured loans would pose a fiscal problem for the country.

As debt and delinquency levels rise, and as our national economy faces an inevitable rise in interest rates, it is our duty as shareholders to ensure that the companies we invest in are adequately preparing for these trends.  Because investors have significant interests in understanding risks that could expose Navient to material losses, the company should disclose to its shareholders the information I requested about governance measures it has taken to address the student loan debt crisis.

We believe that Navient should assess and disclose the risks that would fall on the Company, and investors, if delinquency and defaults continue to increase at their current pace. We are also concerned that in the absence of recognition of risk, the company may not be prepared to respond to the consequences of the growing crisis.

I urge you to vote for Shareholder Proposal 4.

Sincerely,

Seth Magaziner
 General Treasurer

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Office of the Rhode Island General Treasurer is not able to vote your proxies, nor does this communication contemplate such an event. The Office of the Rhode Island General Treasurer is urges shareholders to vote for Item number 4 following the instruction provided on the management’s proxy mailing.

www.treasury.ri.gov
(401) 222-2397 / Fax (401) 222-6140